INDEX

CONTACT INFORMATION Robert Moreno Manager, Investor Relations Department Banco Santander Chile Bandera 140 Piso 19,	Santiago, Chile Tel: (562) 320-8284 Fax: (562) 671-6554 Email: rmorenoh@santander.cl Website: www.santander.cl

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

SECTION 1: SUMMARY OF RESULTS

Evolution of Quarterly Net Income (Ch$mn) and ROE (%)

2008 IFRS refers to 2008’s net income restated for new accounting standards adopted in 2009. 2008 Historical refers to reported 2008’s net income (1.e. before being restated).  ROE is calculated based on restated net income and equity.

Net income up 2.3% QoQ in 2Q09

In 3Q09, net income attributable to shareholders totaled Ch$109,901 million (Ch$0.58 per share and US$1.11/ADR1). These results represent an increase of 2.3% compared to 2Q09 (from now on QoQ) and a decrease of 16.9% compared to restated 3Q08 figures (from now on YoY). Compared to historical figures (not adjusted for the new accounting standards2), net income attributable to shareholders increased 13.9% YoY in 3Q09.

ROAE reached 28.8% in 3Q 09

With these results, the Bank’s ROAE in the quarter reached 28.8%. The Bank currently has the highest ROE among the banks operating in Chile. This strong profitability was achieved despite having one of the highest levels of capitalization in the Chilean financial system. As of September 30, 2009, the Bank’s BIS ratio reached 15.2% and its Tier I ratio stood at 11.2%.

1 Earnings per ADR is calculated using an exchange rate of Ch$546.07 per US$.
2 In 2009, banks in Chile adopted new accounting standards in line with international standards (IFRS) and historical figures in the rest of this report have been re-stated to make them comparable. The main difference compared to previous accounting standards was the elimination of price level restatement, a non-cash item. All figures and variation presented below are based on 3Q08 and 9M08 figures that have been restated in line with new accounting standards adopted in 2009.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

Loan growth rebounding in retail banking

In 3Q09, total loans increased 1.4% QoQ. The pick up in economic growth has led to a rebound in loan volumes, especially in higher yielding retail banking activities. The Bank launched in the quarter its Reactivate! (Reactivate) program with the pre-approval of approximately US$ 7 billion in loans for clients. As a result, consumer and residential mortgage loans increased 1.6% QoQ and lending to SMES rose 2.2% in the same period.

Asset quality improving. Net provision expense decreases 17.6% QoQ in 3Q09

In 3Q09, the Bank’s net provision expense decreased 17.6% QoQ. Asset quality indicators also began to show signs of improvements, especially among individuals. Non-performing loans (NPLs) decreased 7.7% QoQ. The coverage of NPLs rose from 75.7% in 2Q09 to 88.2% in 3Q09, while the coverage of consumer NPLs reached 252.6% as of September 2009.

Net interest income, net of provisions was up 5.8% QoQ in 3Q09

In 3Q09, net interest income was down 4.1% QoQ and 13.7% YoY. The Bank’s net interest margin reached 5.7% in the quarter compared to 6.0% in 2Q09 and 6.9% in 3Q08. The lower margin was  mainly due to the lower spread earned over the non-interest bearing deposits as a result of the lower interest rate environment and the higher deflation in the period. The Bank maintains long-term assets (mainly medium and long-term financial investments) that are denominated in Unidades de Fomento (UFs), an inflation indexed unit, which are partially funded with nominal or non-interest bearing peso short-term deposits. Deflation was -0.47% in 3Q09 compared to -0.13% in 2Q09 and +3.63% in 3Q08. The negative effects of deflation were partially offset by the Bank’s focus on spreads and lower provision expense. Net interest income net of provisions was up 5.8% QoQ.

Fee income increases 2.6% QoQ in 3Q09

Net fee income increased 2.6% QoQ and 6.0% YoY in 3Q09. Solid fee growth from credit card and asset management fees were among the main drivers of fee income growth. Fees from credit, debit and ATM cards increased 14.7% QoQ and 32.7% YoY. The rise in fees from this business reflects, the launch of three new successful credit card products in 2009. Fees from asset management increased 10.8% QoQ and 8.9% YoY. Total assets under management reached Ch$3,478,763 million (US$6.3 billion) and increased 4.1% QoQ and 37.3% YoY. This reflects the greater flows of money to both money-market and stock funds as investor sentiment improves. The Bank’s commercial teams have also proactively funneled customer deposits to mutual funds, which is a more profitable product for the Bank. This was partially offset by the negative impact of regulatory changes over fees from checking accounts and lines of credit.

Costs down 1.3% QoQ in 3Q09

The Bank continued to control costs in the quarter and the efficiency ratio reached 32.6%. Operating expenses decreased 1.3% QoQ and 7.2% YoY in 3Q09. The evolution of operating efficiency was due to general cost control and the increase in usage of alternative channels, especially internet.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

Gross income net of provisions / costs increases 10.4% QoQ in 3Q09

In summary, gross income, net of provisions / costs, a proxy for recurring earnings, jumped 10.4% QoQ in 3Q09, reflecting the higher quality of results in the period. The growth of fee income, the lower provision expense due to the improvement in asset quality and additional cost savings more than compensated the negative effects of deflation on net interest margins. Compared to 3Q08, the 11.9% YoY decline in net operating income was mainly due to the differences in inflations rates between the two quarters which negatively impacted net interest margins.

(Ch$ million)	3Q09	YoY Chg.	QoQ Chg.
Net interest income	217,253	-13.7%	-4.1%
Fee income	64,756	6.0%	2.6%
Financial transactions	31,510	-7.4%	6.3%
Provision expense	(79,122)	9.1%	-17.6%
Operating expenses	(102,775)	-7.2%	-1.3%
Gross income, net of provisions / costs	131,622	(19.5)%	10.4%
Other operating and non-operating income, net*	(21,721)	(30.6)%	82.8%
Net income attributable to shareholders	109,901	(16.9)%	2.3%
* Includes Other operating income, Other operating expenses, income attributable to investments in other companies, income tax and net of minority interest.

Santander leads the system in terms of ROE and Efficiency in 9M09

In the nine-month period ended September 30, 2009 (9M09), net income attributable to shareholders totaled Ch$293,944 million (Ch$1.56/share and US$2.95/ADR). Net income attributable to shareholders decreased 8.5% YoY due to: (i) the 4.4% decrease in net interest income as a consequence of the negative effects of deflation on margins, (ii) the 30.2% rise in provision expense and (iii) the higher effective tax rate. This was partially offset by the 4.7% increase in fee income, the 106.9% rise in financial transactions and other operating income, net and the 3.7% fall in operating expenses. As a consequence, gross income, net of provisions / costs was down by 2.5% on a YoY basis. At the same time, Net income attributable to shareholders increased 17.3% in 9M09 compared to non-restated 9M08 net income.

(Ch$ million)	9M09	YoY Chg.
Net interest income	631,137	(4.4)%
Fee income	189,532	4.7%
Financial transactions	129,981	87.1%
Provision expense	(266,093)	30.2%
Operating expenses	(305,162)	(3.7)%
Gross income, net of provisions / costs	379,395	(2.5)%
Other operating and non-operating income, net*	(85,541)	26.0%
Net income attributable to shareholders	293,944	(8.5)%
* Includes Other operating income, Other operating expenses, income attributable to investments in other companies, income tax and net of minority interest

In 9M09, the Bank’s ROAE reached 25.9%, the highest in the Chilean banking system and the efficiency ratio reached 32.8%, the most efficient bank in Chile.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

Banco Santander Chile: Summary of Quarterly Results

	Quarter			Change %
(Ch$ million)	3Q09	2Q09	3Q08	3Q09 / 3Q08	3Q / 2Q 09
Net interest income	217,253	226,611	251,607	(13.7)%	(4.1)%
Fee income	64,756	63,145	61,107	6.0%	2.6%
Financial transactions, net	31,510	29,656	34,019	(7.4)%	6.3%
Provision expense	(79,122)	(96,037)	(72,492)	9.1%	(17.6)%
Operating expenses	(102,775)	(104,099)	(110,700)	(7.2)%	(1.3)%
Gross income, net of provisions / costs[1]	131,622	119,276	163,541	(19.5)%	10.4%
Other operating & non-operating income, net	(21,721)	(11,885)	(31,292)	(30.6)%	82.8%
Net income attributable to shareholders	109,901	107,391	132,249	(16.9)%	2.3%
Net income/share (Ch$)	0.58	0.57	0.70	(16.9)%	2.3%
Net income/ADR (US$)[2]	1.11	1.12	1.32	(15.9)%	(0.8)%
Total loans	13,583,627	13,401,486	13,773,451	(1.4)%	1.4%
Customer funds	14,088,233	14,769,070	14,072,698	0.1%	(4.6)%
Shareholders’ equity	1,555,148	1,497,019	1,393,361	11.6%	3.9%
Net interest margin	5.7%	6.0%	6.9%
Efficiency ratio	32.6%	31.5%	33.1%
Return on average equity[3]	28.8%	28.7%	40.0%
NPL4/ Total loans	2.8%	3.1%	—
Coverage NPLs	88.2%	75.7%	—
PDL / Total loans	1.3%	1.4%	1.1%
Coverage ratio of PDLs[5]	192.7%	173.0%	167.1%
Expected loss[6]	2.5%	2.3%	1.9%
BIS ratio	15.2%	15.0%	13.1%
Branches	502	502	502
ATMs	1,991	1,929	1,987
1.	Includes Other operating income, Other operating expenses, income attributable to investments in other companies, income tax and net of minority interest.
2.	The change in earnings per ADR may differ from the change in earnings per share due to the exchange rate. The exchange rate used is Ch$546.07 per US$.
3.	Annualized quarterly Net income attributable to shareholders / Average equity attributable to shareholders.
4.	NPLs: Non-performing loans, includes all loans with one installment over 90 days overdue.
5.	PDLs: Past-due loans, includes all installments 90 days or more overdue.
6.	Allowance for loan losses / Total loans. Based on internal credit models and Superintendency of Banks guidelines. Banks must have a 100% coverage of expected loss.

2008 figures have been restated in accordance with the new accounting standards adopted by Chilean banks in 2009. Please note that this information is provided for comparative purposes only and that this restatement may undergo further changes during the year and, therefore, historical figures, including financial ratios, presented in this report may not be entirely comparable to future figures presented by the Bank.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

SECTION 2: BALANCE SHEET ANALYSIS

LOANS

Loan growth rebounding in retail banking. Mix improving

Loans	Quarter ended,			% Change
(Ch$ million)	Sep-09	Jun-09	Sep-08	Sept. 09 / 08	Sept. 09 / Jun. 09
Total loans to individuals1	6,188,291	6,091,941	6,093,811	1.6%	1.6%
Consumer loans	2,155,200	2,121,045	2,241,163	(3.8)%	1.6%
Residential mortgage loans	4,033,091	3,970,896	3,852,648	4.7%	1.6%
SMEs	2,423,328	2,370,029	2,418,645	0.2%	2.2%
Institutional lending	285,090	262,915	216,016	32.0%	8.4%
Retail lending	8,896,709	8,724,885	8,728,472	1.9%	2.0%
Middle-Market & Real estate	2,466,786	2,472,244	2,831,381	(12.9)%	(0.2)%
Corporate	1,516,471	1,566,971	1,648,671	(8.0)%	(3.2)%
Total loans [2]	13,583,627	13,401,486	13,773,451	(1.4)%	1.4%
1	Sum of consumer loans and residential mortgage loans.
2	Total loans gross of loan loss allowances and excluding interbank loans. Total loans includes other non-segmented loans, past due loans in each category and other non-segmented loans.

In 3Q09, total loans increased 1.4% QoQ and decreased 1.4% YoY. The pick up in economic growth has led to a rebound in loan volumes, especially in higher yielding retail banking activities. The Bank launched in the quarter its Reactivate! (Reactivate) program with the pre-approval of approximately US$ 7 billion in loans for clients. The lower interest rate and inflation environment has also led to a reduction in indebtedness levels of households, opening space for the expansion of the consumer loan portfolio. Asset quality indicators also showed improvement in the quarter which also permitted for greater volume expansion with select clients. As a result, consumer and residential mortgage loans increased 1.6% QoQ and lending to SMES rose 2.2% in the same period.

In the middle-market and corporate lending loan volumes decreased 0.2% and 3.2% QoQ, respectively. Despite the brighter economic outlook, the Bank maintains its strategy of focusing on profitability over market share concerns. The normalization of cross border liquidity flows, the active local bond market and price competition has also resulted in slower loan growth in these segments. Given our consistent focus on profitability, we have been focusing our commercial efforts in the large corporate market on non-lending activities, which generates a greater pool of revenues from these clients. This is reflected in our fee income, gains from financial transactions and the evolution of non-interest bearing liabilities.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

FUNDING

The Bank channels deposits to mutual funds to boost profitability and increases the duration of liabilities

Customer funds	Quarter			Change %
(Ch$ million)	Sep-09	Jun-09	Sep-08	Sept. 09 / 08	Sept. 09 / Jun. 09
Non-interest bearing deposits	3,152,739	3,083,814	3,130,913	0.7%	2.2%
Time deposits	7,456,731	8,342,396	8,408,557	(11.3)%	(10.6)%
Total customer deposits	10,609,470	11,426,210	11,539,470	(8.1)%	(7.1)%
Mutual funds	3,478,763	3,342,860	2,533,228	37.3%	4.1%
Total customer funds	14,088,233	14,769,070	14,072,698	0.1%	(4.6)%
Marketable debt securities	2,717,508	2,622,275	2,372,389	14.5%	3.6%
* (Loans - marketable securities that fund mortgage portfolio) /  (Time deposits + demand deposits).

Customer funds decreased 4.6% QoQ and were stable YoY. As a result of the sharp decline in interest rates and the deflationary environment, the Bank proactively channeled deposits to mutual funds, which is a more profitable product (See Fee Income). Client appetite for risk has increased which has also led to higher growth of assets under management. At the same time, the Bank continued to increase the duration of its liabilities by issuing long-term senior bonds at attractive rates in the local market in expectation of a tighter monetary policy in 2010. Total marketable debt securities outstanding increased 3.6% QoQ and 14.5% YoY.

As a consequence, total customer deposits decreased 7.1% QoQ and 8.1% YoY and mutual funds under management increased 4.1% QoQ and 37.3% YoY. Since year-end 2008, assets under management have increased 76.8%.

Evolution of mutual funds (Ch$ million)

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

SHAREHOLDERS’ EQUITY AND REGULATORY CAPITAL

ROE reaches 28.8% in 3Q09 with a BIS ratio of 15.2% and Tier I of  11.2%

Shareholders' Equity	Quarter			Change %
(Ch$ million)	Sep-09	Jun-09	Sep-08	Sept. 09 / 08	Sept. 09 / Jun. 09
Capital	891,303	891,303	818,535	8.9%	0.0%
Reserves	(16,960)	(16,960)	(21,234)	(20.1)%	0.0%
Unrealized gain (loss) Available-for-sale financial assets	(33,001)	(14,199)	(31,204)	5.8%	132.4%
Retained Earnings:	713,806	636,875	627,264	13.8%	12.1%
Retained earnings previous periods	508,045	508,045	381,030	33.3%	0.0%
Net income	293,944	184,043	321,408	(8.5)%	59.7%
Provision for mandatory dividend	(88,183)	(55,213)	(75,174)	17.3%	59.7%
Minority Interest	30,887	30,920	24,361	26.8%	(0.1)%
Total Equity	1,586,035	1,527,939	1,417,722	11.9%	3.8%
Equity attributable to shareholders	1,555,148	1,497,019	1,393,361	11.6%	3.9%

Shareholders’ equity totaled Ch$1,555,148 million (US$2.8 billion) as of September 30, 2009. ROAE in 3Q09 reached 28.8% in 3Q09. The Bank currently has the highest ROE among the banks operating in Chile. This strong profitability was achieved despite having one of the highest levels of capitalization in the Chilean financial system. Voting common shareholders’ equity is the sole component of our Tier I capital and represented 11.2% of risk weighted assets as of September 2009. The  BIS ratio reached 15.2% at the same date. The positive evolution of capitalization ratios was a direct result of the Bank’s strong income generation capacity and the active management of risk weighted assets.

Capital Adequacy	Quarter ended			Change %
(Ch$ million)	Sep-09	Jun-09	Sep-08	Sept. 09 / 08	Sept. 09 / Jun. 09
Tier I	1,555,148	1,497,019	1,477,245	5.3%	3.9%
Tier II	563,856	535,978	514,005	9.7%	5.2%
Regulatory capital	2,119,004	2,032,997	1,991,251	6.4%	4.2%
Risk weighted assets	13,918,058	13,544,319	15,170,215	(8.3)%	2.8%
Tier I ratio	11.2%	11.1%	9.7%
BIS ratio	15.2%	15.0%	13.1%
* Figures for 2008 are not restated for new accounting standards.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

SECTION 3: ANALYSIS OF QUARTERLY INCOME STATEMENT

NET INTEREST INCOME

Net interest income, net of provisions, increases 5.8% QoQ

Net Interest Income / Margin	Quarter			Change %
(Ch$ million)	3Q09	2Q09	3Q08	3Q09 / 3Q08	3Q / 2Q 09
Client net interest income[1]	227,834	235,418	250,393	(9.0)%	(3.2)%
Non-client net interest income[2]	(10,581)	(8,807)	1,214	—%	20.1%
Net interest income	217,253	226,611	251,607	(13.7)%	(4.1)%
Average interest-earning assets	15,075,399	15,147,554	14,681,695	2.7%	(0.5)%
Average loans	13,602,381	13,733,919	13,444,859	1.2%	(1.0)%
Net interest margin (NIM)[3]	5.7%	6.0%	6.9%
Avg. equity + non-interest bearing demand deposits / Avg. interest earning assets	30.3%	30.3%	29.5%
Quarterly inflation rate[4]	(0.47)%	(0.13)%	3.63%
Avg. overnight interbank rate (nominal)	0.46%	1.40%	7.58%
Avg. 10 year Central Bank yield (real)	2.88%	2.86%	3.39%
1.	Client net interest income and margins, is net interest income (and margins) generated by our commercial areas.
2.	Non-client net interest income is net interest income generated by centralized activities, non-segmented portions of the balance sheet and Financial Management.
3.	Annualized.
4.	Inflation measured as the variation of the Unidad de Fomento in the quarter.

In 3Q09, net interest income was down 4.1% QoQ and 13.7% YoY. The Bank’s net interest margin reached 5.7% in the quarter compared to 6.0% in 2Q09 and 6.9% in 3Q08. Compared to our main competitors, the Bank has the highest net interest margin. In order to understand the underlying trends of our net interest income, we break these revenues between Client net interest income, which is net interest income (and margins) generated by our commercial areas, and Non-client interest income, which includes the rest.

Client net interest income. Client net interest income decreased 3.2% QoQ and 9.0% YoY in 3Q09. This was mainly due to: (i) the strong reduction in interest rates that negatively affected the spread earned over free funds (non-interest bearing liabilities and equity) and (ii) the shift in the loan mix towards less risky, but lower yielding loans, such as residential mortgage loans. This reduction in client net interest income was more than offset by favorable trends in asset quality (See Provision Expense). As a consequence, the Bank’s net interest income net of provisions was up 5.8% QoQ.

Non-Client net interest income. Non-client net interest income, which is net interest income generated by centralized activities, non-segmented portions of the balance sheet and Financial Management, totaled a loss of Ch$10,581 million. This higher loss was mainly due to the higher deflation in the period. The Bank maintains long-term assets (mainly medium and long-term financial investments) that are denominated in Unidades de Fomento (UFs), an inflation indexed unit, which are partially funded with nominal or non-interest bearing peso short-term deposits. The Bank has a positive UF gap of approximately US$2.5 billion. In 3Q09, deflation had a negative impact on net interest income and margins due to this gap. The UF deflation was (0.47%) in 3Q09 compared to (0.13%) in 2Q09 and 3.63% in 3Q08. In 3Q08, Chilean inflation reached its annual peak before the collapse of oil prices at the end of 2008.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

PROVISION FOR LOAN LOSSES

Asset quality improving. Net provision expense decreases 17.6% QoQ in 3Q09

Provision for loan losses	Quarter			Change %
(Ch$ million)	3Q09	2Q09	3Q08	3Q09 / 3Q08	3Q / 2Q 09
Gross provisions	(25,377)	(19,402)	(13,421)	89.1%	30.8%
Charge-offs	(65,613)	(87,392)	(68,324)	(4.0)%	(24.9)%
Gross provisions and charge-offs	(90,990)	(106,794)	(81,745)	11.3%	(14.8)%
Loan loss recoveries	11,868	10,757	9,253	28.3%	10.3%
Net provisions for loan losses	(79,122)	(96,037)	(72,492)	9.1%	(17.6)%
Total loans[1]	13,583,627	13,401,486	13,773,451	(1.4)%	1.4%
Total reserves (RLL)	(338,020)	(314,191)	(258,446)	30.8%	7.6%
Past due loans[2] (PDL)	175,426	181,645	154,651	13.4%	(3.4)%
Non-performing loans[3] (NPLs)	383,172	415,311	—	—%	(7.7)%
Gross provision expense / Loans	2.68%	3.19%	2.37%
Cost of credit[4]	2.33%	2.87%	2.11%
PDL / Total loans	1.29%	1.36%	1.12%
Expected loss (RLL / Total loans)	2.49%	2.34%	1.88%
Coverage of past due loans[5]	192.7%	173.0%	167.1%
NPL / Total loans	2.8%	3.1%	—
Reserves / NPLs	88.2%	75.7%	—
1	Excludes interbank loans.
1	PDLs: Past due loans: installments or credit lines more than 90 days overdue.
2	NPLs: Non-performing loans: Full balance of loans with one installment 90 days or more overdue.
3	Cost of credit: Net provision expense / loans annualized.
4	Coverage of PDLs: RLL / PDLs.
5	Coverage NPLs: RLL / NPLs.

In 3Q09, the Bank’s net provision expense decreased 17.6% QoQ. Asset quality indicators began to show signs of improvements in the quarter, especially among individuals. Non-peforming loans (NPLs) decreased 7.7% and past due loans (PDLs) decreased 3.4% QoQ. The coverage of NPLs rose from 75.7% in 2Q09 to 88.2% in 3Q09. The coverage of consumer NPLs reached 252.6% as of September 2009.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

Evolution of Coverage of NPLs by Product (%)
Coverage= Reserve for loan losses / Loans

At the same time charge-offs decreased 24.9% QoQ and loan loss recoveries increased 10.3% QoQ. This as a direct result of the more favorable economic environment and the pro-active measures taken by the Bank to control asset quality. As mentioned in previous earning reports, the Bank continued to focus loan growth in lower risk segments in order to contain asset quality. At the same time, commercial executives continued to dedicate an important percentage of their time to asset quality issues and recoveries. By loan product, net provision expense for consumer loans decreased 26.9% QoQ and provision expense for residential mortgage loans fell 11.5% QoQ. This was offset by the 35.0% QoQ increase in net provision expense for commercial loans. This rise was mainly due to the proactive policy of increasing coverage of performing loans in weaker sectors of the economy such as the salmon sector, among others.  By loan product, provision expense was as follows:

Net provisions for loan losses by segment	Quarter			Change %
(Ch$ million)	3Q09	2Q09	3Q08	3Q09 / 3Q08	3Q / 2Q 09
Commercial loans[1]	(18,374)	(13,612)	(8,868)	107.2%	35.0%
Residential mortgage loans	(2,741)	(3,096)	(2,002)	36.9%	(11.5)%
Consumer loans	(58,007)	(79,329)	(61,622)	(5.9)%	(26.9)%
Net provisions for loan losses	(79,122)	(96,037)	(72,492)	9.1%	(17.6)%
1  Includes net provision expenses for interbank loans and off-balance sheet contingent operations.

The 9.1% YoY increase in provision expense is directly related to negative effects of the economic downturn on asset quality and on the Expected Loan Loss ratio or Risk Index. This ratio, defined as loan loss allowances over total loans, measures how much the Bank expects to loose on its loan book, according to its internal models and the Superintendency of Banks guidelines. The Bank is required to have 100% coverage of its Expected Loan Loss ratio. This indicator increased from 1.88% as of September 2008 to 2.49% at September 2009.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

NET FEE INCOME

Strong growth of usage-linked fees

Fee Income	Quarter			Change %
(Ch$ million)	3Q09	2Q09	3Q08	3Q09 / 3Q08	3Q / 2Q 09
Collection fees	17,168	16,552	12,105	41.8%	3.7%
Credit, debit & ATM card fees	13,702	11,950	10,325	32.7%	14.7%
Checking accounts & lines of credit	12,284	13,116	19,534	(37.1)%	(6.3)%
Asset management	8,302	7,495	7,622	8.9%	10.8%
Guarantees, pledges and other contingent operations	6,260	5,923	4,236	47.8%	5.7%
Insurance brokerage	4,221	4,719	3,879	8.8%	(10.6)%
Fees from brokerage and custody of securities	1,763	1,766	1,903	(7.4)%	(0.2)%
Other Fees	1,056	1,624	1,503	(29.7)%	(35.0)%
Total fees	64,756	63,145	61,107	6.0%	2.6%

Net fee income increased 2.6% QoQ and 6.0% YoY in 3Q09. The Bank implemented various strategies to promote fee growth in the quarter despite lower economic growth and regulatory changes.

Fees from credit, debit and ATM cards increased 14.7% QoQ and 32.7% YoY. The rise in fees from this business reflects, among other initiatives, the launch of three new credit card products in 2009. These are: (i) the World Member Card, which is co-branded with Lan Airlines for the mid-upper income segment, (ii) Santander Banefe Lan Pass, which is the first credit card for the mid-lower income segment that is co-branded with an airline and permits the accumulation of mileage with purchases and, (iii) a credit card co-branded with Movistar, that permits the accumulation of cell phone minutes with purchases, lets clients renew their cell phone once a year and other benefits. This card has been very popular among younger individuals and university students. As of September 2009, the Bank, with 33.2% of all bank credit cards, generated 37.9% of monetary purchases. Purchases were up 17.0% in real terms YoY compared to 3.9% for the rest of the market, excluding Santander. Including non-bank issuers, the Bank also reached the number 1 ranking in terms of credit card purchases in 3Q09, surpassing the largest Chilean retailer.

Fees from checking accounts and lines of credit decreased 6.3% QoQ and 37.1% YoY. As stated in previous earnings reports, fee income from lines of credit is expected to decline throughout 2009 due to regulatory changes that prohibits fees charged for unauthorized overdrafts. This measure began in April 2009. This is being offset by the Bank’s strategy to increased product usage and cross-selling as reflected in other fee generating products, such as the card business, asset management and insurance brokerage.

Collection fees in 3Q09 increased 3.7% QoQ and 41.8% YoY. This rise was mainly due to higher fees from the collection of loan insurance policies on behalf of third parties. The ability to pay bills easily online has also driven collection fees.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

Fees from asset management increased 10.8% QoQ and 8.9% YoY. Total assets under management reached Ch$3,478,763 million (US$6.3 billion) and increased 4.1% QoQ and 37.3% YoY. This reflects the greater flows of money to both money market and stock funds as investor sentiment improves. The Bank’s commercial teams have also proactively funneled customer deposits to mutual funds, which is a more profitable product for the Bank.

OPERATING EXPENSES AND EFFICIENCY

Costs down 1.3% QoQ and 7.2% YoY

Operating Expenses	Quarter			Change %
(Ch$ million)	3Q09	2Q09	3Q08	3Q09 / 3Q08	3Q / 2Q 09
Personnel expenses	(55,751)	(57,701)	(63,483)	(12.2)%	(3.4)%
Administrative expenses	(34,955)	(34,258)	(35,510)	(1.6)%	2.0%
Depreciation and amortization	(12,069)	(12,140)	(11,707)	3.1%	(0.6)%
Operating expenses	(102,775)	(104,099)	(110,700)	(7.2)%	(1.3)%
Efficiency ratio*	32.6%	31.5%	33.1%
*  Operating expenses / Operating income.  Operating income = Net interest income + Net fee income+ Financial transactions net + other operating income and expenses.

The Bank continued to control costs in the quarter and the efficiency ratio reached 32.6%. Operating expenses decreased 1.3% QoQ and 7.2% YoY in 3Q09. The 3.4% QoQ and 12.2% YoY decline in personnel expenses was mainly due to the lower inflationary environment, lower expenses from paid-vacation days, a fall in variable incentives and a 5% reduction in average headcount. The positive evolution of costs was also due to general cost control and our strategy of increasing the profitability of the existing branch network and the increase in usage of alternative channels, especially internet. The Bank has a 28% market share in terms of clients using online banking services, which are growing at a rapid pace.

Evolution of Internet Transactions (# mn)

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

NET RESULTS FROM FINANCIAL TRANSACTIONS

Positive results from client and non-client related treasury activities mitigates negative effect of deflation over margins

Net Result from Financial Transactions	Quarter			Change %
(Ch$ million)	3Q09	2Q09	3Q08	3Q09 / 3Q08	3Q / 2Q 09
Net gains from mark-to-market & trading	51,447	(18,863)	96,599	(46.7)%	—%
Exchange differences, net	(19,937)	48,519	(62,580)	(68.1)%	—%
Net results from financial transactions	31,510	29,656	34,019	(7.4)%	6.3%
Avg. 10 year Central Bank yield (real)	2.88%	2.86%	3.39%
Avg. 10 year Central Bank yield (nominal)	5.70%	5.63%	7.74%

The Net gains from financial transaction, which includes the sum of the net gains from mark-to-market and trading and exchange differences, net totaled a gain of Ch$31,510 million in 3Q09. These results mainly include the mark-to-market of the available for sale investment portfolio, realized and unrealized gains of financial investments held for trading, the interest revenue generated by the held for trading portfolio, gains or losses from the sale of charged-off loans and the mark-to-market of derivatives. The results recorded as Exchange differences, net mainly includes the translation gains or losses of assets and a liability denominated in foreign currency. In order to better understand these line items, we present the net results from financial transactions by business area in the table below.

Net Result from Financial Transactions	Quarter			Change %
(Ch$ million)	3Q09	2Q09	3Q08	3Q09 / 3Q08	3Q / 2Q 09
Santander Global Connect & Market making*	15,335	18,374	30,730	(50.1)%	(16.5)%
ALCO & Proprietary trading	16,175	11,282	3,289	391.8%	43.4%
Net results from financial transactions	31,510	29,656	34,019	(7.4)%	6.3%
*  Santander Global Connect is the Bank’s commercial platform for selling treasury products to our clients. This line item also includes the gain or loss from the sale of charged-off loans.

The 6.3% QoQ increase in this line item was mainly due to higher gains from proprietary trading gains in the quarter and higher gains from the sale of fixed income investments. The 7.4% YoY decrease in the net results from financial transactions was mainly due to lower gains from our client market making business due to higher volatility in 3Q08 and a one-time gain of approximately Ch$6,000 million from the sale of charged-off loans that was recognized in 3Q08.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl

OTHER INCOME AND EXPENSES

Other Income and Expenses	Quarter			Change %
(Ch$ million)	3Q09	2Q09	3Q08	3Q09 / 3Q08	3Q / 2Q 09
Other operating income and expenses	1,297	10,749	(12,750)	—%	(87.9)%
Income attributable to investments in other companies	97	440	(42)	—%	(78.0)%
Income tax	(22,439)	(21,816)	(17,545)	27.9%	2.9%
Income tax rate	16.9%	16.7%	11.6%

Other operating income, net mainly includes the results from the sale and maintenance of repossessed assets, the net results of provisions for non-credit contingencies and other results.  The 87.9% QoQ decline was mainly due to lower gains from the reversal of non-specific credit and non-credit related contingencies in 3Q09 compared to 2Q09. In 1Q09, the Bank recognized additional provisions for non-specific credit and non-credit contingencies given the difficult economic environment and the potential for further deterioration of the economic downturn. In 2Q and 3Q 2009, the Bank reversed, in part, these non-specific provisions as the Bank assigned specific credit provisions to loans, which are recognized as provisions for loan losses.

As a consequence of the adoption of new accounting standards, the Bank’s taxable net income base changed, mainly as a result of the elimination of price level restatement, a non-cash item. In a positive inflationary environment, the Bank previously recognized a tax deductible loss from price level restatement in its income statement. In 3Q08, the Bank recognized in its historical income statement a Ch$31,157 million loss from price level restatement, which was tax deductible. As the results from price level restatement are no longer recognized and tax expense remains unchanged under the new accounting standards, the re-stated 3Q08 effective tax rate falls. The statutory tax rate in Chile has not changed and is 17% over net income before taxes.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl

SECTION 4: CREDIT RISK RATINGS

International ratings: Fitch affirms the Bank’s A+ rating

The Bank has credit ratings from three leading international agencies. All of our ratings are assigned a stable outlook.  We are the best rated companies in Latin America.

Moody’s	Rating
Long-term bank deposits	A1
Senior bonds	Aa2
Subordinated debt	Aa3
Bank Deposits in Local Currency	Aa2
Bank financial strength	B-
Short-term deposits	P-1

Standard and Poor’s	Rating
Long-term Foreign Issuer Credit	A+
Long-term Local Issuer Credit	A+
Short-term Foreign Issuer Credit	A-1
Short-term Local Issuer Credit	A-1

Fitch	Rating
Foreign Currency Long-term Debt	A+
Local Currency Long-term Debt	A+
Foreign Currency Short-term Debt	F1
Local Currency Short-term Debt	F1
Individual rating	B

Local ratings:

Our local ratings, the highest in Chile, are the following:

Local ratings	Fitch Ratings	Feller Rate
Shares	Level 2	1CN1
Short-term deposits	N1+	Level 1+
Long-term deposits	AAA	AAA
Mortgage finance bonds	AAA	AAA
Senior bonds	AAA	AAA
Subordinated bonds	AA+	AA+
Outlook	Stable	Stable

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl

SECTION 5: SHARE PERFORMANCE
As of September 2009

Ownership Structure:

ADR price (US$) 9M09
09/30/09:	57.54
Maximum (9M09):	57.94
Minimum (9M09):	31.22

Market Capitalization: US$10,436 million

P/E 12 month trailing*:	14.1
P/BV (09/30/09)**:	3.63
Dividend yield***:	6.3%

Daily traded volumes 9M 2009

Local share price (Ch$) 9M09
09/30/09:	30.41
Maximum (9M09):	30.41
Minimum (9M09):	18.23

Dividends:
Year paid	Ch$/share	% of previous year earnings
2006:	0.83	65%
2007:	0.99	65%
2008:	1.06	65%
2009:	1.13	65%

*	Price as of Sept. 30 / 12mth Earnings (2008 non-restated)
**	Price as of Sept. 30 / Book value as of 09/30/09
***	Based on closing price on record date of last dividend payment.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl

SECTION 6: INSTITUTIONAL BACKGROUND

Institutional Background

As per the latest public records published by the Superintendency of Banks of Chile for September 2009, Banco Santander Chile was the largest bank in terms of loans and deposits. The Bank has the highest credit ratings among all Latin American companies, with an A+ rating from Standard and Poor’s, A+ by Fitch and A1 by Moody’s, which are the same ratings assigned to the Republic of Chile. The stock is traded on the New York Stock Exchange (NYSE: SAN) and the Santiago Stock Exchange (SSE: Bsantander). The Bank’s main shareholder is Santander, which controls 76.91% of Banco Santander Chile.

Banco Santander (SAN.MC, STD.N) is a retail and commercial bank, based in Spain. At the end of 2008, Santander was the largest bank in the euro zone by market capitalization and third in the world by profit. Founded in 1857, Santander had EUR 1,271 billion in managed funds at the end of 2008. Following the acquisition of Sovereign Bancorp. of the U.S. in January 2009, Santander has 90 million customers, more than 14,000 branches – more than any other international bank – and over 170,000 employees. It is the largest financial group in Spain and Latin America, with leading positions in the United Kingdom and Portugal and a broad presence in Europe through its Santander Consumer Finance arm. In the first half of 2009, Santander registered €4,519 million in net attributable profit.

For more information, see www.santander.com.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl

ANNEX 1: BALANCE SHEET

					Sept. 09 /	Sept. 09 /
Unaudited Balance Sheet	Sep-09	Sep-09	Jun-09	Sep-08	08	Jun. 09
Assets	US$ths				% Chg.

Cash and balances from Central Bank	1,649,606	906,871	942,065	854,459	6.1%	(3.7)%
Funds to be cleared	738,206	405,829	426,647	513,843	(21.0)%	(4.9)%
Financial assets held for trading	1,333,914	733,319	1,003,448	891,069	(17.7)%	(26.9)%
Investment collateral under agreements to repurchas	29,261	16,086	13,212	8,805	82.7%	21.8%
Derivatives	2,598,447	1,428,496	1,502,295	1,296,402	10.2%	(4.9)%
Interbank loans	103,090	56,674	57,800	76,015	(25.4)%	(1.9)%
Loans, net of reserves for loan losses	24,093,875	13,245,608	13,087,295	13,515,005	(2.0)%	1.2%
Available-for-sale financial assets	3,461,968	1,903,217	1,444,802	1,316,741	44.5%	31.7%
Held-to-maturity investments	-	-	-	-	—%	—%
Investments in other companies	13,068	7,184	7,145	7,926	(9.4)%	0.5%
Intangible assets	117,977	64,858	69,356	65,090	(0.4)%	(6.5)%
Fixed assets	339,724	186,763	190,997	198,133	(5.7)%	(2.2)%
Current tax assets	8,220	4,519	4,826	12,654	(64.3)%	(6.4)%
Deferred tax assets	191,764	105,422	94,369	124,800	(15.5)%	11.7%
Other assets	984,933	541,467	561,407	662,024	(18.2)%	(3.6)%
Total Assets	35,664,053	19,606,313	19,405,664	19,542,966	0.3%	1.0%

Liabilities and Equity
Total non-interest bearing deposits	5,734,859	3,152,739	3,083,814	3,130,913	0.7%	2.2%
Funds to be cleared	463,816	254,983	195,249	308,345	(17.3)%	30.6%
Investments sold under agreements to repurchase	1,468,002	807,034	512,279	739,967	9.1%	57.5%
Time deposits and savings accounts	13,563,858	7,456,731	8,342,396	8,408,557	(11.3)%	(10.6)%
Derivatives	2,397,872	1,318,230	1,462,558	1,122,579	17.4%	(9.9)%
Deposits from credit institutions	3,167,585	1,741,380	1,140,901	1,495,608	16.4%	52.6%
Marketable debt securities	4,943,171	2,717,508	2,622,275	2,372,389	14.5%	3.6%
Other obligations	265,439	145,925	149,046	130,521	11.8%	(2.1)%
Current tax liabilities	110,055	60,503	34,786	850	7018.0%	73.9%
Deferred tax liability	3,909	2,149	9,567	57,388	(96.3)%	(77.5)%
Provisions	275,987	151,724	122,990	137,460	10.4%	23.4%
Other liabilities	384,487	211,372	201,864	220,667	(4.2)%	4.7%
Total Liabilities	32,779,041	18,020,278	17,877,725	18,125,244	(0.6)%	0.8%

Equity
Capital	1,621,288	891,303	891,303	818,535	8.9%	0.0%
Reserves	(30,850)	(16,960)	(16,960)	(21,234)	(20.1)%	0.0%
Unrealized gain (loss) Available-for-sale financial asse	(60,029)	(33,001)	(14,199)	(31,204)	5.8%	132.4%
Retained Earnings:	1,298,419	713,806	636,875	627,264	13.8%	12.1%
Retained earnings previous periods	924,138	508,045	508,045	381,030	33.3%	0.0%
Net income	534,687	293,944	184,043	321,408	(8.5)%	59.7%
Provision for mandatory dividend	(160,406)	(88,183)	(55,213)	(75,174)	17.3%	59.7%
Total Shareholders' Equity	2,828,828	1,555,148	1,497,019	1,393,361	11.6%	3.9%
Minority Interest	56,184	30,887	30,920	24,361	26.8%	(0.1)%
Total Equity	2,885,011	1,586,035	1,527,939	1,417,722	11.9%	3.8%
Total Liabilities and Equity	35,664,053	19,606,313	19,405,664	19,542,966	0.3%	1.0%

2008 figures have been restated in accordance with the new accounting standards adopted by Chilean banks in 2009. Please note that this information is provided for comparative purposes only and that this restatement may undergo further changes during the year and, therefore, historical figures, including financial ratios, presented in this report may not be entirely comparable to future figures presented by the Bank.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl

ANNEX 2 : YTD INCOME STATEMENTS

YTD Income Statement Unaudited	Sep-09	Sep-09	Sep-08	Sept. 09 / 08
	US$ths.	Ch$ million nominal		% Chg.

Interest revenue	1,574,197	865,415	1,520,567	(43.1)%
Interest expense	(426,154)	(234,278)	(860,704)	(72.8)%
Net interest revenue	1,148,044	631,137	659,863	(4.4)%
Fee income	428,238	235,424	219,270	7.4%
Fee expense	(83,478)	(45,892)	(38,244)	20.0%
Net fee income	344,760	189,532	181,026	4.7%
Net gains from mark-to-market and trading	94,612	52,013	171,255	(69.6)%
Exchange differences, net	141,824	77,968	(101,771)	—%
Financial transactions, net	236,437	129,981	69,484	87.1%
Other operating income	15,725	8,645	15,541	(44.4)%
Total operating income	1,744,966	959,295	925,914	3.6%
Provision expense	(484,025)	(266,093)	(204,405)	30.2%
Total operating income net of provisions	1,260,940	693,202	721,509	(3.9)%
Personnel expenses	(305,313)	(167,846)	(179,228)	(6.4)%
Administrative expenses	(186,741)	(102,661)	(101,077)	1.6%
Depreciation and amortization	(63,038)	(34,655)	(36,433)	(4.9)%
Operating expenses	(555,092)	(305,162)	(316,738)	(3.7)%
Other operating expenses	(53,901)	(29,632)	(32,353)	(8.4)%
Total operating expenses	(608,993)	(334,794)	(349,091)	(4.1)%
Net operating income	651,947	358,408	372,418	(3.8)%
Income attributable to investments in other companies	1,570	863	1,291	—%
Net income before taxes	653,517	359,271	373,709	(3.9)%
Income tax	(110,075)	(60,514)	(46,580)	29.9%
Net income from ordinary activities	543,442	298,757	327,129	(8.7)%
Net income discontinued operations	0	0	0
Net income attributable to:
Minority interest	8,755	4,813	5,721	(15.9)%
Net income attributable to shareholders	534,687	293,944	321,408	(8.5)%

2008 figures have been restated in accordance with the new accounting standards adopted by Chilean banks in 2009. Please note that this information is provided for comparative purposes only and that this restatement may undergo further changes during the year and, therefore, historical figures, including financial ratios, presented in this report may not be entirely comparable to future figures presented by the Bank.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl

ANNEX 3 : QUARTERLY INCOME STATEMENTS

Unaudited Quarterly Income Statement	3Q09	3Q09	2Q09	3Q08	3Q09 / 3Q08	3Q / 2Q 09
	US$ths.				% Chg.
Interest revenue	509,104	279,880	338,744	624,168	(55.2)%	(17.4)%
Interest expense	(113,919)	(62,627)	(112,133)	(372,561)	(83.2)%	(44.1)%
Net interest revenue	395,185	217,253	226,611	251,607	(13.7)%	(4.1)%
Fee income	144,764	79,584	78,677	74,497	6.8%	1.2%
Fee expense	(26,972)	(14,828)	(15,532)	(13,390)	10.7%	(4.5)%
Net fee income	117,792	64,756	63,145	61,107	6.0%	2.6%
Net gains from mark-to-market and trading	93,583	51,447	(18,863)	96,599	(46.7)%	—%
Exchange differences, net	(36,266)	(19,937)	48,519	(62,580)	(68.1)%	—%
Total financial transactions, net	57,317	31,510	29,656	34,019	(7.4)%	6.3%
Other operating income, net	5,855	3,219	2,928	(170)	—%	9.9%
Total operating income	576,149	316,738	322,340	346,563	(8.6)%	(1.7)%
Provision expense	(143,924)	(79,122)	(96,037)	(72,492)	9.1%	(17.6)%
Total operating income net of provisions	432,226	237,616	226,303	274,071	(13.3)%	5.0%
Personnel expenses	(101,412)	(55,751)	(57,701)	(63,483)	(12.2)%	(3.4)%
Administrative expenses	186,890	(34,955)	(34,258)	(35,510)	(1.6)%	2.0%
Depreciation and amortization	(21,954)	(12,069)	(12,140)	(11,707)	3.1%	(0.6)%
Operating expenses	(186,949)	(102,775)	(104,099)	(110,700)	(7.2)%	(1.3)%
Other operating expenses	(3,496)	(1,922)	7,821	(12,581)	(84.7)%	—%
Total operating expenses	(190,445)	(104,697)	(96,278)	(123,281)	(15.1)%	8.7%
Net operating income	241,781	132,919	130,025	150,790	(11.9)%	2.2%
Income attributable to investments in other companies	176	97	440	(42)	—%	(78.0)%
Net income before taxes	241,957	133,016	130,465	150,748	(11.8)%	2.0%
Income tax	(40,817)	(22,439)	(21,816)	(17,545)	27.9%	2.9%
Net income from ordinary activities	201,141	110,577	108,649	133,203	(17.0)%	1.8%
Net income discontinued operations	0	0	0	0	—%	—%
Net income attributable to:
Minority interest	1,230	676	1,258	954	(29.1)%	(46.3)%
Net income attributable to shareholders	199,911	109,901	107,391	132,249	(16.9)%	2.3%

2008 figures have been restated in accordance with the new accounting standards adopted by Chilean banks in 2009. Please note that this information is provided for comparative purposes only and that this restatement may undergo further changes during the year and, therefore, historical figures, including financial ratios, presented in this report may not be entirely comparable to future figures presented by the Bank.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl

ANNEX 4: QUARTERLY EVOLUTION OF MAIN RATIOS AND OTHER INFORMATION

	Mar-08	Jun-08	Sep-08	Dec-08	Mar-09	Jun-09	Sep-09
(Ch$ millions)
Loans
Consumer loans	2,158,563	2,205,135	2,241,163	2,248,996	2,187,832	2,121,045	2,155,200
Residential mortgage loans	3,454,267	3,636,849	3,852,648	3,980,525	3,927,343	3,970,896	4,033,091
Commercial loans	6,808,174	7,357,979	7,679,640	8,356,033	7,870,502	7,309,545	7,395,336
Total loans	12,421,004	13,199,963	13,773,451	14,585,554	13,985,677	13,401,486	13,583,627
Allowance for loan losses	(236,454)	(245,823)	(258,446)	(274,205)	(281,265)	(314,191)	(338,020)
Total loans, net of allowances	12,184,550	12,954,140	13,515,005	14,311,349	13,704,412	13,087,295	13,245,607

Loans by segment
Individuals	5,612,830	5,841,984	6,093,811	6,229,521	6,115,175	6,091,941	6,188,291
SMEs	2,201,005	2,314,975	2,418,645	2,471,356	2,385,720	2,370,029	2,423,328
Institutional lending	218,018	230,934	216,016	234,824	254,565	262,915	285,090
Total retail lending	8,031,853	8,387,893	8,728,472	8,935,701	8,755,460	8,724,885	8,896,709
Middle-Market & Real estate	2,516,708	2,703,058	2,831,381	2,895,035	2,727,232	2,472,244	2,466,786
Corporate	1,500,669	1,573,148	1,648,671	2,083,141	1,776,296	1,566,971	1,516,471

Customer funds
Demand deposits	2,772,568	3,194,423	3,130,913	2,948,162	3,092,010	3,083,814	3,152,739
Time deposits	8,407,623	8,390,418	8,408,557	9,756,266	8,677,857	8,342,396	7,456,731
Total deposits	11,180,191	11,584,841	11,539,470	12,704,428	11,769,867	11,426,210	10,609,470
Mutual funds (Off balance sheet)	2,669,438	3,033,103	2,533,228	2,199,222	3,085,227	3,342,860	3,478,763
Total customer funds	13,849,629	14,617,944	14,072,698	14,903,650	14,855,094	14,769,070	14,088,233
Loans / Deposits[1]	91.4%	93.2%	98.8%	93.9%	96.5%	94.3%	102.4%

Average balances
Avg. interest earning assets	13,539,003	14,241,705	14,681,695	15,959,439	15,742,285	15,147,554	15,184,842
Avg. loans	12,277,279	12,807,117	13,444,859	14,295,443	14,312,882	13,733,919	13,479,883
Avg. assets	17,561,157	18,473,351	19,017,636	20,846,092	20,491,544	19,719,613	19,384,473
Avg. demand deposits	2,807,126	3,019,391	3,007,538	2,996,543	2,952,461	3,087,754	3,079,230
Avg equity	1,345,916	1,279,462	1,322,955	1,446,467	1,517,710	1,495,755	1,528,506
Avg. free funds	4,153,042	4,298,853	4,330,493	4,443,010	4,470,170	4,583,509	4,607,736

Capitalization
Risk weighted assets	13,593,098	14,066,367	15,170,215	15,710,202	13,979,591	13,544,319	13,918,058
Tier I	1,398,183	1,350,580	1,477,245	1,578,043	1,543,039	1,497,019	1,555,148
Tier II	415,905	461,436	514,005	588,657	560,232	535,978	563,856
Regulatory capital	1,814,088	1,812,015	1,991,251	2,166,700	2,103,271	2,032,997	2,119,004
BIS ratio	13.3%	12.9%	13.1%	13.8%	15.0%	15.0%	15.2%

Profitability & Efficiency
Net interest margin	5.6%	6.2%	6.9%	5.8%	4.8%	6.0%	5.7%
Efficiency ratio	36.6%	37.0%	33.1%	36.6%	34.5%	31.5%	32.6%
Avg. Free funds / interest earning assets	30.7%	30.2%	29.5%	27.8%	28.4%	30.3%	30.3%
Return on avg. equity	25.6%	32.3%	40.0%	25.9%	20.2%	28.7%	28.8%
Return on avg. assets	2.0%	2.2%	2.8%	1.8%	1.5%	2.2%	2.3%

2008 figures have been restated in accordance with the new accounting standards adopted by Chilean banks in 2009. Please note that this information is provided for comparative purposes only and that this restatement may undergo further changes during the year and, therefore, historical figures, including financial ratios, presented in this report may not be entirely comparable to future figures presented by the Bank.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl

	Mar-08	Jun-08	Sep-08	Dec-08	Mar-09	Jun-09	Sep-09
Asset quality
Non-performing loans (NPLs)[2]	—	—	—	—	392,802	415,311	383,172
Past due loans[3]	135,354	147,874	154,651	160,824	169,220	181,645	175,426
Expected loss[4]	236,454	245,823	258,446	274,205	281,265	314,191	338,020
NPLs / total loans	—	—	—	—	2.81%	3.10%	2.82%
PDL / total loans	1.09%	1.12%	1.12%	1.10%	1.21%	1.36%	1.29%
Coverage of NPLs (Loan loss allowance / NPLs)	—	—	—	—	71.60%	75.65%	88.22%
Loan loss allowance / PDLs	174.7%	166.2%	167.1%	170.5%	166.2%	173.0%	192.7%
Expected loss (Loan loss allowances / Loans)	1.90%	1.86%	1.88%	1.88%	2.01%	2.34%	2.49%
Cost of credit (prov. expense / loans)	1.98%	2.14%	2.11%	2.29%	2.60%	2.87%	2.33%

Network
Branches	496	498	502	507	501	502	502
ATMs	1,989	2,016	1,987	1,958	1,929	1,929	1,991

Market information (period-end)
Net income per share (Ch$)	0.46	0.55	0.70	0.50	0.41	0.57	0.58
Net income per ADR (US$)	1.08	1.09	1.32	0.82	0.73	1.12	1.11
Stock price	21.9	21.4	21.9	20.5	19.1	23.9	30.4
ADR price	52.3	43.0	42.8	35.0	34.4	46.7	57.5
Market capitalization (US$mn)	9,479	7,801	7,761	6,353	6,230	8,468	10,436
Shares outstanding	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1
ADRs (1 ADR = 1,039 shares)	181.4	181.4	181.4	181.4	181.4	181.4	181.4

Other Data
Quarterly inflation rate[5]	1.02%	2.17%	3.63%	2.21%	(2.30)%	(0.13)%	(0.47)%
Avg. overnight interbank rate (nominal)	6.22%	6.39%	7.58%	8.24%	5.49%	1.40%	0.46%
Avg. 10 year Central Bank yield (real)	2.84%	3.06%	3.39%	3.22%	2.60%	2.86%	2.88%
Avg. 10 year Central Bank yield (nominal)	6.46%	6.98%	7.74%	6.50%	5.09%	5.63%	5.70%
Observed Exchange rate (Ch$/US$) (period-end)	439.1	520.1	552.5	629.1	582.1	529.07	546.07

1 Ratio = Loans - marketable securities / Time deposits + demand deposits
2 Capital + future interest of all loans with one installment 90 days or more overdue.
3 All instalments overdue more than 90 days
4 Based on internal credit models and SBIF guidelines. Banks must have a 100% coverage of expected loss
5 Calculated using the variation of the Unidad de Fomento (UF) in the period

2008 figures have been restated in accordance with the new accounting standards adopted by Chilean banks in 2009. Please note that this information is provided for comparative purposes only and that this restatement may undergo further changes during the year and, therefore, historical figures, including financial ratios, presented in this report may not be entirely comparable to future figures presented by the Bank.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl